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Exhibit 99.1

GFL Environmental Reports First Quarter 2020 Results

  •
  Revenue of $931.3 million, increase of 29.2%

  •
  Solid waste price growth of 4.9%

  •
  Adjusted EBITDA of $222.9 million, increase of 24.4% and Net loss of $(277.9) million

  •
  Adjusted Loss per Share of $(0.03) and Loss per share of $(0.77)

VAUGHAN, ON, May 11, 2020 — GFL Environmental Inc. (NYSE: GFL, TSX: GFL) ("GFL" or the "Company") today announced its results for the first quarter of 2020.

        "When we completed our initial public offering on March 5 of this year, we never thought we would be reporting our first quarter as a public company in such unprecedented times. Despite the significant slowdown of the Canadian and U.S. economies in late March resulting from government measures to limit the spread of COVID-19, we grew revenue in the quarter by 29.2% and Adjusted EBITDA by 24.4% compared to the first quarter of 2019. Our strong results for the quarter demonstrate the resiliency of our business model" said Patrick Dovigi, Founder and Chief Executive Officer.

        "I am very proud of the hard work and commitment of our over 13,000 employees. Without them, we would not have been able to successfully continue to provide our essential services to our customers and communities during these challenging times. Throughout the outbreak of COVID-19 we have remained focused on ensuring the health and safety of our employees."

        Mr. Dovigi added "We used the proceeds from our IPO to significantly de-lever our balance sheet. In April we raised US$500 million of 4.25% secured bonds maturing in June 2025, a net leverage neutral financing. Together, these financings have well positioned us to further execute our growth strategy and take advantage of opportunities as they present themselves."

COVID-19 Response and Impact

        The spread of COVID-19 has created a global health crisis that has resulted in widespread disruption to economic activity in the United States and Canada. The U.S. and Canadian governments as well as numerous state, provincial and local governments have implemented certain measures to attempt to slow and limit the spread of COVID-19, including shelter-in-place and physical distancing orders. The primary impact to our business has been reduced commercial and industrial collection volumes as certain of our customers reduced or suspended their services in response to measures enacted by local authorities. The magnitude of the impacts varied by region and were correlated to the timing and nature of measures enacted. Our primary markets, most notably Toronto and Montreal, were more significantly impacted than the secondary markets we service throughout Canada and the U.S. where we generate almost two thirds of our solid waste revenues.

        The health and safety of our employees remain our top priority. In response to the pandemic, we have:

  •
  Established a risk management team of senior leadership and operational leads to identify, assess and respond to the impact of COVID-19 on our operations and personnel.

  •
  Implemented physical distancing protocols recommended by local public health authorities.

  •
  Reinforced proper hygiene practices, increased frequency of cleaning of facilities, trucks and equipment.

  •
  Ensured appropriate personal protective equipment and sanitization supplies.

  •
  Enhanced employee communications reinforcing safe practices.

        We have also closely managed our operating expenses and capital expenditures by deferring non-essential capital expenditures, reducing variable costs such as overtime, restricting discretionary spending such as travel and postponing merit increases for salaried employees.

        The first quarter reflected a partial month's impact of COVID-19 whereas the second quarter is expected to include a full quarter of COVID-19 related impacts. The revenue results for the month of April 2020 reflected a 15.8% increase over April 2019. Excluding the impact of acquisitions and foreign exchange, April 2020 revenue was 9.9% less than April 2019, a decline primarily resulting from reduced commercial and industrial collection volume that we believe is primarily attributable to the general economic impact of COVID-19. Solid waste revenue for the month of April 2020 reflected an 8.7% decline as compared to April 2019, or a 4.2% decline when excluding the Canadian solid waste business which was disproportionately impacted by the shut-down of commercial activity in the provinces of Ontario and Quebec. Over the past several weeks, we have seen sequential increases in commercial and industrial collection activity. Ultimately the total impact of COVID-19 on our business will depend on the timing and extent to which normal economic activity can be restored in the markets in which we operate.

        We believe that we are well capitalized and have ample liquidity available to us, including over $700 million in cash at April 30, 2020 and over $600 million available under our revolving credit facility. As a result of the repayment of debt with the proceeds from our initial public offering, we have no material debt maturing over the next five years.

Q1 2020 Results

        Revenue increased by 29.2% to $931.3 million in the first quarter of 2020 compared to the first quarter of 2019 driven by significant revenue growth across all reportable segments both organically and through acquisitions.

        Adjusted EBITDA* increased 24.4% to $222.9 million in the first quarter of 2020 compared to the first quarter of 2019, primarily attributable to strong revenue growth in the quarter. Net loss increased from $93.4 million in the first quarter of 2019 to $277.9 million in the first quarter of 2020 driven by costs associated with our initial public offering, the early redemption of several series of our outstanding unsecured bonds and the extinguishment of our 11% payment-in-kind notes as part of the pre-closing capital changes implemented immediately prior to our initial public offering.

Q1 2020 Earnings Call

        GFL will host a conference call related to our first quarter earnings on Tuesday, May 12, 2020 at 8:00 am Eastern time. Participants can access the call by dialing (647) 490-5367 or (800) 367-2403 (confirmation code 3736927) approximately 10 minutes prior to the scheduled start time. A copy of the presentation for the call will be available on our website at https://investors.gflenv.com or by clicking here.

About GFL

        GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 23 states in the United States. Across its organization, GFL has a workforce of more than 13,000 employees and provides its broad range of environmental services to more than 135,000 commercial and industrial customers and its solid waste collection services to more than 4 million households.

        For more information, visit the GFL web site at www.gflenv.com. To subscribe for investor email alerts please visit https://investors.gflenv.com or click here.

*  A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule

Forward-Looking Statements

        This release includes certain "forward-looking statements", including statements relating to the expected impact of the COVID-19 pandemic on the Company's operations, liquidity and financial results and the Company's ability to execute on its growth strategy. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management's current beliefs, expectations, estimates and projections regarding future events and operating performance.

        Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the "Risk Factors" section of the Company's final prospectus relating to its initial public offering dated March 2, 2020 and the Company's other periodic filings with the SEC and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws.

Non-IFRS Measures

        This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

        Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable, certain expenses, costs, charges or benefits incurred in such period which in management's view are either not indicative of our underlying business performance or impact the ability to assess the operating performance of our business.

        Net leverage is a supplemental measure used by management to evaluate the underlying trends in the business and capital allocation strategies. Net leverage is equal to our gross debt, reduced by our cash and cash equivalents, divided by Run-Rate EBITDA.

        Run-Rate EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management's estimates of (a) Acquisition EBITDA Adjustments and (b) the impact of annualization of certain new municipal and disposal contracts and cost savings initiatives, entered into, commenced or implemented, as applicable, in such period, as if such contracts or costs savings initiatives had been entered into, commenced or implemented, as applicable, on the first day of such period. These adjustments reflect monthly allocations of Acquisition EBITDA for the acquired businesses based on straight line proration. As a result, these estimates do not take into account the seasonality of a particular acquired business. While we do not believe the seasonality of any one acquired business is material when aggregated with other acquired businesses, the estimates may result in a higher or lower adjustment to our Run-Rate EBITDA than would have resulted had we adjusted for the actual results of each of the acquired businesses for the period prior to our acquisition. We primarily use Run-Rate EBITDA to show how the Company would have performed if each of the interim acquisitions had been consummated at the start of the period as well as to show the impact of the annualization of certain new municipal and disposal contracts and cost savings initiatives. We also believe that Run-Rate EBITDA is useful to investors and creditors to monitor and evaluate our borrowing capacity and compliance with certain of our debt covenants.

        Acquisition EBITDA represents, for the applicable period, management's estimates of the annual Adjusted EBITDA of an acquired business, based on its most recently available historical financial information at the time of acquisition, as adjusted to (a) give effect to the elimination of expenses related to the prior owners and certain other costs and expenses that are not indicative of the underlying business performance, if any, as if such business had been acquired on the first day of such period ("Acquisition EBITDA adjustments"), and (b) give effect to contract and acquisition annualization for contracts entered into and acquisitions completed by such acquired business prior to our acquisition. Further adjustments are made to such annual Adjusted EBITDA to reflect estimated operating cost savings and synergies, if any, anticipated to be realized upon acquisition and integration of the business into our operations. We use Acquisition EBITDA for the acquired businesses to adjust our Adjusted EBITDA to include a proportional amount of the Acquisition EBITDA of the acquired businesses based upon the respective number of months of operation for such period prior to the date of our acquisition of each such business.

        Adjusted Net Income/Loss represents net income/loss adjusted for (a) amortization of intangibles, (b) the increase in property, plant and equipment depreciation as a result of the recapitalization that occurred on May 31, 2018, (c) the IPO transaction related expenses (d) IPO share based payments, (e) loss on the extinguishment of debt (f) amortization of deferred financing costs (g) loss or gain on the revaluation of the tangible equity units ("TEUs"), (h) foreign exchange loss or gain, (i) acquisition, rebranding and other costs, (j) TEU amortization expense, and (k) the tax impact of the forgoing. Adjusted loss per share is defined as Adjusted Net Income/Loss divided by the weighted average shares in the period. We believe that Adjusted loss per share provides a meaningful comparison of current results to prior periods' results by excluding items that the Company does not believe reflect its fundamental business performance.

        All references to "$" in this press release are to Canadian dollars, unless otherwise noted.

        For further information: Patrick Dovigi, Founder and Chief Executive Officer, +1 905-326-0101, pdovigi@gflenv.com

GFL Environmental Inc.

Unaudited interim condensed consolidated statements of operations and comprehensive income (loss)

Three month period ended March 31, 2020

(In thousands of dollars except per share amounts)

	March 31, 2020 $	March 31, 2019 $
Revenue	931,324	720,898
Expenses
Cost of sales	852,303	653,459
Selling, general and administrative expenses	155,059	82,127
Interest and other finance costs	269,409	123,947
Deferred purchase consideration	1,000	1,000
Loss (gain) on sale of property, plant and equipment	1,629	(180)
Loss (gain) on foreign exchange	106,039	(16,627)
Mark-to-market gain on TEU derivative purchase contract	(88,439)	—

	1,297,000	843,726

Loss before income taxes	(365,676)	(122,828)

Current income tax expense (recovery)	1,690	(182)
Deferred tax recovery	(89,416)	(29,254)

Income tax recovery	(87,726)	(29,436)

Net loss	(277,950)	(93,392)

Items that may be subsequently reclassified to net loss
Currency translation adjustment	277,842	(35,806)
Fair value movements on cash flow hedges, net of tax	14,326	(2,091)

Other comprehensive income (loss)	292,168	(37,897)

Total comprehensive income (loss)	14,218	(131,289)

Loss per share
Basic	(0.77)	(0.64)
Diluted	(0.77)	(0.64)

GFL Environmental Inc.

Unaudited interim condensed consolidated statements of financial position

As at March 31, 2020

(In thousands of dollars except as otherwise stated)

	March 31, 2020 $	December 31, 2019 $
Assets
Current assets
Cash	91,356	574,797
Trade and other receivables, net of allowance	761,973	713,356
Prepaid expenses and other assets	150,430	132,112

	1,003,759	1,420,265
Non-current assets
Property, plant, and equipment, net	3,362,774	2,850,062
Intangible assets, net	3,293,118	2,848,024
Other long-term assets	33,541	31,672
Goodwill	6,009,488	5,173,780

	13,702,680	12,323,803

Liabilities
Current liabilities
Accounts payable and accrued liabilities	749,464	732,041
Income taxes payable	1,402	2,885
Current portion of long term debt	4,769	64,385
Current portion of lease obligations	39,931	33,150
Current portion of due to related party	9,900	7,000
Current portion of tangible equity unit amortizing note	67,801	—
Current portion of landfill closure and post-closure obligations	19,034	25,624

	892,301	865,085
Non-current liabilites
Long-term debt	4,484,326	7,560,660
Lease obligations	163,473	158,872
Other long-term liabilities	12,975	12,496
Due to related party	40,100	14,000
Deferred income tax liabilities	803,633	733,787
Tangible equity unit amortizing note	103,883	—
Tangible equity units purchase contract	823,826	—
Landfill closure and post-closure obligations	245,194	210,970

	7,569,711	9,555,870

Shareholders' equity
Share capital	6,859,674	3,524,532
Contributed surplus	32,119	16,443
Deficit	(1,048,266)	(770,316)
Accumulated other comprehensive income (loss)	289,442	(2,726)

	6,132,969	2,767,933

	13,702,680	12,323,803

GFL Environmental Inc.

Consolidated statements of cash flows

Three month period ended March 31, 2020

(In thousands of dollars except as otherwise stated)

	March 31, 2020 $	March 31, 2019 $
Operating activities
Net loss	(277,950)	(93,392)
Adjustments for non-cash items
Depreciation and amortization of property, plant and equipment	122,691	94,126
Amortization of intangible assets	99,114	80,719
Interest and other finance costs	269,409	123,947
Share based payments	15,676	3,619
Loss (gain) on unrealized foreign exchange on long-term debt	71,160	(21,021)
Loss (gain) on sale of property, plant and equipment	1,629	(180)
Mark-to-market gain on TEU purchase contract	(88,439)	—
Mark-to-market loss on fuel hedge	1,206	—
Current income tax expense (recovery)	1,690	(182)
Deferred tax recovery	(89,417)	(29,254)
Interest paid in cash, net	(159,689)	(77,179)
Income taxes paid in cash, net	(3,173)	—
Changes in non-cash working capital items	(53,976)	(99,798)
Landfill closure and post-closure expenditures	(1,222)	(771)

	(91,291)	(19,366)

Investing activities
Proceeds on sale of property, plant and equipment	400	1,000
Purchase of property, plant and equipment and intangible assets	(100,151)	(99,580)
Business acquisitions, net of cash acquired	(1,125,985)	(113,986)

	(1,225,736)	(212,566)

Financing activities
Repayment of lease obligations	(31,337)	(7,788)
Issuance of long-term debt	815,730	221,043
Repayment of long-term debt	(4,317,094)	(9,388)
Issuance of share capital, net of issuance costs	3,257,512	—
Issuance of tangible equity units, net of issuance costs	1,006,923	—
Return of capital	(804)	(804)
Payment of financing costs	(295)	(2,685)
Issuance of loan from related party	29,000	—
Repayment of loan to related party	—	(3,500)
Cheques issued in excess of cash on hand	—	18,932

	759,635	215,810

Decrease in cash	(557,392)	(16,122)
Changes due to foreign exchange revaluation of cash	73,951	8,687
Cash, beginning of period	574,797	7,445

Cash, end of period	91,356	10

Supplementary information
Business acquisitions financed through issuance of share capital	78,434	—
Asset additions financed through leases	14,906	26,658

 SUPPLEMENTAL DATA

        You should read the following information in conjunction with our audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2019 as well as our unaudited interim financial statements and notes thereto for the quarter ended March 31, 2020.

Solid Waste Growth

        The following table summarizes the components of our solid waste growth for the periods indicated:

	March 31, 2020		March 31, 2019
Price and surcharges	4.9%		4.0%
Volume	(0.1%	)	(3.3%	)
Recycling	(0.2%	)	(1.0%	)
Foreign exchange impact	0.8%		1.2%
Acquisitions	26.5%		134.9%

Total growth	31.9%		135.8%

Net Leverage

        The following table presents the calculation of Net Leverage for the periods indicated (all amounts are in millions of dollars unless otherwise stated):

	March 31, 2020	December 31, 2019
Total debt, gross	$4,725.3	$7,675.7
Less cash and cash equivalents	(91.4)	(574.8)

	4,634.0	7,100.9
Trailing twelve months Adjusted EBITDA	869.4	825.8
Acquisition EBITDA adjustments	190.1	98.9

Run rate EBITDA	$1,059.5	$924.7

Net Leverage	4.37x	7.68x

April Flash Results

        The following table summarizes the components of our revenue growth in April 2020 compared to April 2019.

	Contribution from Acquisitions	Organic Growth		Foreign Exchange	Total Revenue Growth
Solid waste:
Canada	28.6%	(15.6%	)	0.0%	13.0%
USA	20.9%	(4.2%	)	4.9%	21.6%

Total solid waste	23.9%	(8.7%	)	3.0%	18.2%
Infrastructure and soil remediation	11.6%	(4.4%	)	0.0%	7.3%
Liquid waste	34.8%	(26.4%	)	0.9%	9.3%

Total	23.3%	(9.9%	)	2.4%	15.8%

 NON-IFRS RECONCILIATION SCHEDULE

Reconciliation of Adjusted EBITDA to Net Loss

        The following table provides a reconciliation of our net loss to EBITDA and Adjusted EBITDA for the periods presented:

	The first quarter of
(expressed in millions of dollars)	2020	2019
Net Loss	$(277.9)	$(93.4)
Add:
Interest and other finance costs	269.4	123.9
Depreciation and amortization	122.7	94.1
Amortization of intangible assets	99.1	80.7
Income tax recovery	(87.7)	(29.4)

EBITDA	125.5	176.0

Add:
Loss (gain) on sale of property, plant and equipment	1.6	(0.2)
Loss (gain) on foreign exchange(1)	106.0	(16.6)
Share-based payments(2)	15.7	3.6
Mark to market — fuel hedge	1.2	—
Transaction costs(3)	11.2	8.3
IPO transaction costs(4)	41.3	—
Acquisition, rebranding and other integration costs(5)	7.7	7.0
Mark-to-market gain on TEU derivative purchase contract(6)	(88.4)	—
Deferred purchase considerations	1.0	1.0

Adjusted EBITDA	$222.9	$179.1

(1)
Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments, (ii) and gains and losses attributable to foreign exchange rate fluctuations.

(2)
This is a non-cash item and consists of the amortization of the estimated fair market value of share-based options granted to certain members of management under share-based option plans.

(3)
Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(4)
Consists of costs associated with the IPO, such as legal, audit, regulatory and other fees and expenses incurred in connection with the IPO, as well as underwriting fees related to the TEUs that were expensed as incurred.

(5)
Consists of costs related to the rebranding of equipment acquired through business acquisitions. We may incur similar expenditures in the future in connection with other acquisitions. This is part of cost of goods sold.

(6)
This is a non-cash item that consists of the fair value "mark to market" adjustment on the TEU Purchase Contract.

Reconciliation of Adjusted net loss to net loss

        The following table provides a reconciliation of our net loss to Adjusted net loss and Adjusted loss per share basic and diluted for the periods presented:

	The first quarter of
($ millions unless otherwise noted)	2020	2019
Net loss	$(277.9)	$(93.4)
Adjustments:
Plus: Amortization of intangibles(1)	99.1	80.7
Plus: PP&E depreciation increase due to recapitalization	4.7	4.7
Plus: IPO transaction costs(2)	41.3	—
Plus: Loss on extinguishment on debt(3)	133.2	—
Plus: Amortization of deferred financing costs	17.4	—
Plus: Mark-to-market gain on TEU derivative purchase contract(4)	(88.4)	—
Plus: Foreign exchange loss (gain)(5)	106.0	(16.6)
Plus: Transaction costs(6)	11.2	8.3
Plus: Acquisition rebranding and other integration costs(7)	7.7	7.0
Plus: TEU amortization expense	0.2	—
Plus: Tax effect(8)	$(66.0)	$(22.3)

Adjusted net loss	(11.5)	(31.5)
Adjusted loss per share basic and diluted ($)	$(0.03)	$(0.18)

Weighted Average number of shares basic and diluted	326,420,754	177,734,367

(1)
This is a non-cash item and consists of the amortization of intangible assets such as customer lists, municipal contracts, non-complete agreements, trade name, certificates of approval and other licenses.

(2)
Consists of costs associated with the IPO, such as legal, audit, regulatory and other fees and expenses incurred in connection with the IPO, as well as underwriting fees related to the TEUs that were expensed as incurred.

(3)
This consists of interest and penalties related to loss on extinguishment of the PIK Notes and the redemption of the 2022 Notes and the 2023 Notes in their entirety and partial early repayment of the 2026 Notes and 2027 Notes.

(4)
This is a non-cash item that consists of the fair value "mark to market" adjustment on the TEU Purchase Contract.

(5)
Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments, (ii) and gains and losses attributable to foreign exchange rate fluctuations.

(6)
Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(7)
Consists of costs related to the rebranding of equipment acquired through business acquisitions. We may incur similar expenditures in the future in connection with other acquisitions. This is part of cost of goods sold.

(8)
Consists of the tax effect of the adjustments to net loss.

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  Exhibit 99.1
GFL Environmental Inc. Unaudited interim condensed consolidated statements of operations and comprehensive income (loss) Three month period ended March 31, 2020 (In thousands of dollars except per share amounts)
GFL Environmental Inc. Unaudited interim condensed consolidated statements of financial position As at March 31, 2020 (In thousands of dollars except as otherwise stated)
GFL Environmental Inc. Consolidated statements of cash flows Three month period ended March 31, 2020 (In thousands of dollars except as otherwise stated)
SUPPLEMENTAL DATA
NON-IFRS RECONCILIATION SCHEDULE